UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2021

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

Santander

Management Proposal

Extraordinary General Meeting

12.17.2021 – 3 p.m.

SUMMARY

1. Message from the Chairman of the Board of Directors	3
2. Call Notice of Meeting	4
3. Participation of shareholders in the EGM	6
4. Matters to be resolved at the EGM	11
EXHIBIT I: POWER OF ATTORNEY	14

1. Message from the Chairman of the Board of Directors

Dear Shareholder,

It is with great pleasure that I invite you, a shareholder of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), to participate in our Extraordinary General Meeting (“EGM”), to be held on December 17, 2021, at 3:00 P.M.

This EGM was called as part of the execution process of the Senior Management Succession Plan of Santander Brasil, as disclosed to the market on July 27, 2021 through a Material Fact. Furthermore, the EGM was called to recompose the Company's Fiscal Council due to the resignations presented by the 2 members appointed by the Controller.

Besides this Management Proposal (“Proposal”) a Manual for Participation in the EGM (“Manual”) was prepared to assist you in understanding the matters presented, providing a conscious and reasoned decision-making process, anticipating possible clarifications and voting guidelines.

Pursuant to the Call Notice made available, we shall take resolutions on the following matters:

(a) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023;

(b) To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors;

(c) To APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and

(d) to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

As established by the Brazilian Securities and Exchange Commission (CVM), in order to facilitate its analysis and evaluation of the matters to be resolved, this Proposal includes exhibits containing the information made available in addition to the Call Notice.

We are at your disposal to clarify any questions through the emails acionistas@santander.com.br oriented at non-financial individual and corporate investors and ri@santander.com.br for institutional investors.

We hope that this Proposal and the Manual fulfills its purpose in assisting your decision making. Your participation is essential for the Company.

Sincerely,

Álvaro Antônio Cardoso de Souza

Chairman of the Board of Directors

2. Call Notice of Meeting

[to be published in the newspaper “Valor Econômico” and in the “Official Gazette of the State of São Paulo”, in editions of November 17, 18 and 19, 2021]

BANCO SANTANDER (BRASIL) S.A.

Publicly Held Company with Authorized Capital

CNPJ/ME No. 90.400.888/0001-42

NIRE 35.300.332.067

CALL NOTICE OF MEETING - EXTRAORDINARY GENERAL MEETING- Shareholders are hereby invited to attend the Extraordinary General Meeting (“EGM”) to be held on December 17, 2021, at 3 PM, at at the principal place of business of Banco Santander (Brasil) S.A. (“Santander Brasil” or “Company”), located at Avenida Presidente Juscelino Kubitschek nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK, 2º mezanino, Vila Nova Conceição, São Paulo/SP, to resolve upon the following Agenda:

(a) To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023;

(b) To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors;

(c) To APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and

(d) to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

Note:

We incentivize our shareholders to participate in the EGM remotely making use of remote voting instruments, either by the electronic means available or by sending written votes to the Company, or granting standardized powers of attorney with voting guidance, according to the instructions provided in the Manual.

General Instructions:

1.	Pursuant to CVM Instruction No. 165/91, modified by CVM Instruction No. 282/98, 5% (five percent) is the minimum percentage of participation in the voting capital required to apply for the multiple voting process for the election of Board members administration;

2.    The shareholders or their legal representatives shall appear at the EGM with the appropriate identity documents. In the event of representation of a shareholder by an attorney-in-fact, it shall be deposit at the Company's principal place of business, at least seventy-two (72) hours before the EGM is held, a power of attorney granted according to the applicable law;

3.    The documents related to the matters to be examined and resolved at the EGM are available to shareholders (i) at the Company's website (www.ri.santander.com.br – at Corporate Governance >> Minutes of the Meeting); and at the websites of the Comissão de Valores Mobiliários (www.cvm.gov.br) and B3 S.A. – Brasil, Bolsa, Balcão (http://www.b3.com.br); (ii) at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek nº 2041, Bloco A, Cond. Wtorre JK, 9th floor - Corporate Legal Department, where they can be consulted, on working days, from 10:00 a.m. until 4:00 p.m.; and

4.    Remote Voting Ballot: the Company implemented the remote voting system pursuant to CVM Ruling 481/09, allowing shareholders to send remote voting ballots directly to the Company, to the bookkeeper or their respective custody agents, according to the procedures described in the Manual for Participation.

São Paulo, November 16, 2021 – Álvaro Antônio Cardoso de Souza – Chairman of the Board of Directors.

___________________________________________________

3. Participation of shareholders in the EGM

Santander Brasil’s shareholders may participate in the EGM in person or by proxy, as specified in item 3.2 below.

Shareholders will be required to provide the following documents to participate in the EGM:

Individual:	• identity document with photo[1] (original or copy) • proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution (original or copy)
Legal entity:	• corporate documents that prove the legal representation of the shareholder (original or copy)[2] • legal representative's identity document with photo (original or copy)
Investment fund

•        identity document of the legal representative of the Investment Fund’s manager (or of the manager, as the case may be) with photo (original or copy)

•        simple copy of the last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney)

3.1. In-person Participation

Santander Brasil shareholders may participate in the EGM by attending the place where it will be held and declaring their vote, according to the types of shares they own (common and/or preferred), and the matters to be voted on. In accordance with the provisions of Article 126 of Law No. 6,404/76, shareholders shall attend the Shareholders' Meeting presenting, in addition to the identity document, proof of ownership of the shares issued by the Company, issued by the depository and/or custodian financial institution. The Company recommends that said proof be issued within two (2) business days before the date scheduled for the Meeting.

Corporate shareholders, such as companies and investment funds, shall be represented in accordance with their Articles of Association, Articles of Organization or Bylaws, delivering documents proving the regularity of the representation, accompanied by the Minutes of the election of the Managers, if applicable, at the place and term indicated in the item below. Prior to the EGM, the shareholders shall sign the Attendance Book. Shareholders without voting rights may attend the EGM and discuss all matters submitted for resolution.

3.2. Participation by Proxy

The shareholder may be represented at the EGM by an attorney-in-fact, duly appointed under a public or private instrument, and pursuant to article 126, § 1 of the Corporations Act, the attorneys-in-fact shall have been appointed less than one (1) year ago, and they shall be (i) shareholders of the Company, (ii) managers of the Company, (iii) lawyers, or (iv) financial institutions, with the investment fund’s manager being responsible for representing the quotaholders.

The originals or copies of the documents mentioned above may be delivered at the Company's principal place of business by the time the EGM is held.

However, in order to facilitate shareholders' access to the EGM, we recommend that the delivery of such documents be made at least seventy-two (72) hours before the EGM is held.

In the case of submittal of documents via email, we request that the shareholder contact the Company, so that the originals or copies can be delivered by the day the EGM is held.

In case the Shareholder is unable to attend the EGM or cannot yet be represented by an attorney-in-fact of his/her/their choice, the Company will make available an attorney-in-fact to vote for the shareholder, in accordance with his/her/their voting instructions, according to the power of attorney template in Exhibit I to this Proposal.

Furthermore, it should be noted that in addition to the power of attorney, the shareholder shall forward the documents required by the Company to participate in the EGM, as provided for in item 3 above.

The documents shall be delivered at the Company’s principal place of business, at Avenida Presidente Juscelino Kubitschek nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK - Vila Nova Conceição, 9° Floor – Corporate - Legal Department - São Paulo – SP, or through the telephone Nos. +55 11 3553-5438 and +55 11 3553- 3854, email: acamargo@santander.com.br.

3.3. Remote Voting Participation

Pursuant to articles 21-A et seq. of CVM Ruling No. 481/2009, the Company's shareholders may also vote at shareholders’ meetings by means of remote voting, to be formalized through the “remote voting ballot” (“Ballot”), the template of which is available in the Corporate Governance area of the Company’s Investor Relations website (www.ri.santander.com.br), or on the website of the Brazilian Securities and Exchange Commission – CVM (http://sistemas.cvm.gov.br/?CiaDoc).

The shareholder that chooses to exercise his/her/their voting rights remotely shall do so by one of the options described below:

(I)       Submittal of the Ballot to Custody agents

The Shareholder that chooses to cast remote voting through his/her/its respective custodian agent (“Custodian") shall convey his/her/their voting instructions in accordance to the rules determined by the Custodian, which shall forward said voting ballots to the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão. Shareholders shall contact his/her/their respective Custodians to check the procedures established by them for issuance of ballot voting instructions, as well as the documents and information required to do so.

The Shareholder shall convey the instructions for completion of the Ballot to his/her/their Custody agents by 12/10/2021 (including), unless defined otherwise by them.

(II)       Submittal of the Ballot by the Shareholder to the Bookkeeper

The Shareholder who chooses to cast the remote vote through the Company's Bookkeeper shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/their legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Bookkeeper:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Latest consolidated Regulations for the fund, as well as the Bylaws or Articles of Organization of its manager, in addition to the corporate documentation that grants proxy powers (minutes of officers’ election and/or power of attorney); (ii) Identity Card with a photograph of the representatives (RG and CPF; CNH (driver’s license) or official Professional Card containing the CPF enrollment number).

The documents shall be sent to the Bookkeeper within 7 days before the date of the EGM, in other words, by 12/10/2021 (including) (i) at the following address: Banco Santander (Brasil) S.A. – Shareholders – Bookkeeping of Shares – Rua Amador Bueno, 474 – 2nd floor – Setor vermelho - Santo Amaro – São Paulo/SP – CEP 04752- 005; or (ii) via email, to the electronic address custodiaacionistavotodistancia@santander.com.br.

After receiving the documents, the Bookkeeper, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/10/2021.

Ballots received by the Bookkeeper after 12/10/2021 shall be disregarded.

(III)       Submittal of the Ballot directly to the Company

The Shareholder who chooses to cast the remote vote through the Company shall observe the following instructions, so that the Ballot can be deemed valid and the votes are counted:

(i) all fields shall be duly completed;

(ii) all pages shall be initialed;

(iii) the last page shall be signed by the Shareholder or his/her/its legal representative(s), as applicable, and in accordance with the applicable legislation.

The following documents shall be forwarded to the Company:

(i) original copy of the Ballot, duly completed, initialed and signed; and

(ii) copy of the following documents:

  Individual (Shareholder or legal representative): Identity document with photo (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Legal entity: (i) Articles of Organization or Bylaws duly updated, with the documents proving the powers of representation (minutes of election); (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

  Investment fund: (i) Last consolidated bylaws of the fund and of the Articles of Association or Organization of its manager, in addition to the corporate documentation granting powers of representation (minutes of election of the officers and/or power of attorney) (ii) Identity document with photo of the representatives (RG and CPF; CNH or Professional Card duly attested by the competent authorities, containing CPF number).

The documents shall be sent to the Company within 7 days before the date of the OGM, in other words, by 12/10/2021 (including) (i) at the following address: Banco Santander (Brasil) S.A. - Investor Relations - Avenida Presidente Juscelino Kubitscheck, 2041 - 26th floor – Bloco A, Cond. Wtorre JK - São Paulo/SP - CEP 04543-011; or (ii) via email, to the electronic address ri@santander.com.br.

After receiving the documents, the Company, within three (3) days, will inform the Shareholder regarding the receipt of the documents and their acceptance. If the submitted documentation is not considered suitable, the Ballot shall be considered invalid, and the Shareholder may regularize it by 12/10/2021.

Ballots received by the Company after 12/10/2021 shall be disregarded.

General Information:

➢    in accordance with Article 21-S of CVM Ruling No. 481, the Central Depository of B3 S.A. - Brasil, Bolsa, Balcão, upon receiving the voting instructions from the shareholders through their respective custody agents shall disregard any diverging instructions in relation to the same resolution that has been issued by the same CPF or CNPJ registration number; and

➢    upon termination of the deadline for remote voting, in other words, by 12/10/2021 (including), the shareholder will not be able to change the voting instructions already sent, except if attending the Shareholders' Meeting or represented by power of attorney, upon express request for disregard of the voting instructions sent through the Ballot, before the respective matter(s) is subject to voting.

3.4. ADS holders

Holders of American Depositary Shares (ADSs) shall be given the right to vote on the matters listed on the Agenda, subject to the same criteria applied in relation to national investors, according to the type of shares (common or preferred) on which their ADSs are backed. ADS holders will be duly instructed by The Bank of New York Mellon, depository institution for ADSs backed by Santander Brasil shares.

4. Matters to be resolved at the EGM

Below you shall find clarifications made by the Company’s management regarding each of the items to be resolved in the EGM. According to the Call Notice made available to the shareholders, our EGM shall take resolutions regarding the following matters of the Agenda:

4.1.       To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023;

Pursuant to the paragraph 1 of article 14 of the Company's Bylaws, at the General Meeting whose purpose is to resolve on the election of members of the Board of Directors, the shareholders shall initially establish the effective number of members of the Board of Directors to be elected.

In this sense, the controlling shareholders propose that the number of members to compose the Board of Directors for the term until the investiture of those elected at the Company's Annual General Meeting of 2023 be fixed at 11 (eleven) members.

4.2. To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors;

The Board of Directors is a collegiate decision-making body and, pursuant to the Brazilian Corporate Law and the Company's Bylaws and its Internal Regulation, is responsible for the general guidance of the business of Santander Brasil and of its controlled companies and entities that make up the Conglomerate Santander Brasil, in charge of analyzing relevant matters concerning the Company and effectively supervising its management. Its main guideline is to promote the long-term prosperity of the business, through an active posture and always considering the interests of Santander Brasil and all its shareholders.

The Board of Directors will be composed of a minimum of 5 (five) and a maximum of 12 (twelve) members, elected by the general meeting with a unified term of 2 (two) years. At least 20% (twenty percent) of the members of the Board of Directors must be Independent Directors, pursuant to §2 and §3 of article 14 of the Company's Bylaws.

Once the applicable governance approvals have been complied with, the Management proposes to the EGM the election for a supplementary term that will remain in force until the investiture of those elected at the Company's Annual General Meeting of 2023, the following candidates appointed by the controlling shareholders to compose the Company's Board of Directors:

Name	Position
Mario Roberto Opice Leão	Board Member
Angel Santodomingo Martell	Board Member
Alberto Monteiro de Queiroz Netto	Board Member

More information related to the candidates to the election of the members for the Company's Board of Directors, pursuant to article 10 of CVM Instruction 481, can be found in Annex II of this Proposal.

4.3. To APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022;

In line with the Company's Succession Plan disclosed in the Material Fact dated July 27, 2021, the Management proposes, in view of the resignation presented to the Board of Directors by the current Chairman of the Company's Board of Directors, Mr. Álvaro Antônio Cardoso de Souza, the appointment of the current Vice President of the Board of Directors, Mr. Sérgio Agapito Lires Rial to the position of Chairman of the Board of Directors, with effect from January 1, 2022

4.4. To ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

Once the applicable governance approvals have been complied with and, considering the resignations presented by Mr. João Guilherme de Andrade So Consiglio and Mr. Antônio Melchiades Baldisera, the Management proposes to the EGM the election for a supplementary term that will remain in effect until the next Ordinary General Meeting of the Company, the following candidates nominated by the controlling shareholders to compose, as effective members, the Company's Fiscal Council.

Name	Position
José Roberto Machado Filho	Effective Member
Cassia Maria Matsuno Chibante	Effective Member

More information related to the candidates to the election of the Company's Fiscal Council, pursuant to article 10 of CVM Instruction 481, can be found in Annex II of this Proposal.

EXHIBIT I:
POWER OF ATTORNEY

POWER OF ATTORNEY

[SHAREHOLDER], [QUALIFICATION] (“Grantor”), appoints as his/her/its attorneys-in-fact Messrs. CAROLINA SILVIA ALVES NOGUEIRA TRINDADE, Brazilian, married, registered with OAB/RJ under no. 182.414 and under the CPF/ME under no. 124.143.167.13; and RAFAEL TRIDICO FARIA, Brazilian, married, registered with OAB/SP 358.447 and under the CPF/ME under no. 409.544.508-41, both of them lawyers, with firms in the Capital City of the State of São Paulo, at Avenida Presidente Juscelino Kubitschek Nos. 2041 and 2235 - Bloco A - Vila Olímpia (“Grantees”) to represent, collectively or individually, regardless of the order of appointment, the Grantor, as shareholder of Banco Santander (Brasil) S.A. ("Company"), at the Company's Extraordinary General Meeting to be held, on first call, on December 17th, 2021, at 3:00 PM, at the Company's principal place of business, at Avenida Presidente Juscelino Kubitschek nº 2041 – CJ 281, Bloco A, Cond. Wtorre JK, 2º mezanino, Vila Nova Conceição, São Paulo/SP, and if necessary on second call, on a date to be informed in due course, to whom powers are granted to attend the meeting and vote, on behalf of the Grantor, in accordance with the voting guidelines set forth below for each of the items on the Agenda:

a)          To FIX the number of members that will compose the Board of Directors in the current term of office until the Ordinary Shareholders Meeting of 2023;

( ) For ( ) Against ( ) Abstention

b)          To ELECT Messrs. Mario Roberto Opice Leão; Angel Santodomingo Martell; and Alberto Monteiro de Queiroz Netto as new members to compose the Company's Board of Directors;

( ) For ( ) Against ( ) Abstention

c)          To APPOINT Mr. Sérgio Agapito Lires Rial, current Vice-Chairman of the Board of Directors, to the position of Chairman of the Company's Board of Directors, with effect from January 1st, 2022; and

( ) For ( ) Against ( ) Abstention

d)          to ELECT Mr. José Roberto Machado Filho; and Mrs. Cassia Maria Matsuno Chibante as new members to compose the Fiscal Council of the Company.

( ) For ( ) Against ( ) Abstention

The Grantees are hereby authorized to abstain from any resolution or act for which they have not received, at their discretion, sufficiently specific voting guidelines. The Grantor shall hold the Grantees above harmless and free from any and all claims, disputes, demands, losses, or damages, of any nature, arising from the fulfillment of this instrument, except in cases of acts performed in an abusive and excessive manner, pursuant to the legislation in effect.

This power of attorney shall only be valid for the Company's Extraordinary General Meeting mentioned above.

[Place], [month] [day], 2021.

_____________________________________________

[Signature of Grantor]

EXHIBIT II
PROPOSAL FOR ELECTION OF THE COMPANY'S BOARD OF DIRECTORS AND FISCAL COUNCIL

(Information on compliance with items 12.5 to 12.10 of Appendix 24 of CVM Instruction 480, pursuant to Annex A of CVM Instruction 552)

12.5. In relation to each of the managers and members of the Fiscal Council of the Company, indicate, in table form.

12.6. In relation to each of the persons who served as members of the board of directors or of the fiscal council in the last fiscal year, inform, in a table format, the percentage of participation in meetings held by the respective organ in the same period that occurred after the office.

12.7 Provide the information mentioned in item 12.5 with respect to members of statutory committees, as well as audit, risk, financial and compensation committees, even if such committees or structures are not statutory.

12.8. In relation to each person who served as a member of the statutory committees, as well as the audit, risk, financial and compensation committees, even if such committees are not statutory, inform in a table the percentage of participation in the meetings carried out by the respective body in the same period, that occurred after the tenure in office.

Name	Mario Roberto Opice Leão
Date of Birth	07/21/1975
Profession	Engineer
CPF or passport number	248.745.618-37
Position occupied	Board Member
Election date	12/17/2021
Investiture date	After approval of the election process by the Brazilian Central Bank
Term of office	OGM of 2023
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	0

Information about	Mr. Mario Leão is Brazilian and was born on July 21, 1975. He holds a degree in Production Engineering from the Escola Politecnica of the Universidade de São Paulo. He began his career in 1996 as an associate at Citigroup, in the financial control area, being the Financial Analyst of all wholesale products from Citigroup Brazil, including global markets, financing, and corporate banking accounts. In 2006, he served as Global Markets Manager, and had an active role in the development and innovation of derivatives in Brazil. From 2006 to 2008, he worked at Goldman Sachs as Fixed Income, Currencies and Commodities Manager, and, between 2008 to 2015, as Global Capital Markets Executive Superintendent of Morgan Stanley. Since October 2015, he has been part of the executive team of Santander Brasil, being responsible for wholesale banking, leading a team of 70 people servicing more than 700 large national and international companies in Brazil. This position also covers foreign exchange loans and treasury products.
Main professional experiences during the last 5 years, indicating:
Name and activity sector of the company
Position occupied
If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer
Indication of all management positions held by other companies or organizations in the third sector
Other position or occupation on the company	Executive Vice President Officer and Member of the Sustainability Committee
Executive Vice President Officer	Election Date: 05/03/2021
Investiture Date: 06/08/2021
Term: 1st BoD meeting after the OGM of 2023
Number of consecutive terms: 04
Participation percentage: 100%
Member of the Sustainability Committee	Election Date: 05/03/2021
Investiture Date: 05/03/2021
Term: 1st BoD meeting after the OGM of 2023
Number of consecutive terms: 01
Participation percentage: 100%
Description of any of the following events that have occurred during the last 5 years.	Mr. Mario Roberto Opice Leão declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Angel Santodomingo Martell
Date of Birth	11/16/1965
Profession	Economist
CPF or passport number	237.035.738-05
Position occupied	Board Member
Election date	12/17/2021
Investiture date	After approval of the election process by the Brazilian Central Bank
Term of office	OGM of 2023
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	0

Information about	Mr. Santodomingo is Spanish and was born on November 16, 1965. He holds a degree in Economics and Business with specialization in Finance from the ICADE University in Madrid and a CFA (Chartered Financial Analyst) from the CFA Society of the United States. As one of our Vice President Executive Officers, he holds the position of Chief Financial Officer and Investor Relations Officer. He started at the Santander Group in 2005 as Head of International Developments and Asset Management and then became globally responsible for the investor relations area. He was the head of Grupo Fortis in Brazil and an officer and board member at Banesto Bolsa. He also worked at Usera y Morenés S.V.B. - Sociedade de Valores y Bolsa and Arthur Andersen (Deloitte). From 1996 to 2008, he occupied the position of Chief Executive Officer of the CFA Society in Spain, where he acted as founding member of such nonprofit organization focused on serving the holders of financial analyst accreditation (CFA) and from 2009 to 2014 was Vice President of AERI’s (Asociación Española de Relaciones con Inversores) Board of Directors. He is also Chief Executive Officer of Aymoré CFI, Santander Leasing S.A. Arrendamento Mercantil, Santander Corretora de Seguros, Investimentos e Serviços S.A., Chairman of the board of directors of Webmotors S.A. and a member of the boards of directors of Banco Hyundai Capital Brasil S.A., Banco PSA Finance Brasil S.A. and Banco RCI Brasil S.A.
Main professional experiences during the last 5 years, indicating:
Name and activity sector of the company
Position occupied
If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer
Indication of all management positions held by other companies or organizations in the third sector
Other position or occupation on the company	Executive Vice President Officer and Investor Relations Officer
Description of any of the following events that have occurred during the last 5 years.	Mr. Angel Santodomingo Martell declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Alberto Monteiro de Queiroz Netto
Date of Birth	11/30/1967
Profession	Administrator
CPF or passport number	843.603.807-04
Position occupied	Board Member
Election date	12/17/2021
Investiture date	After approval of the election process by the Brazilian Central Bank
Term of office	OGM of 2023
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	No
Number of consecutive terms	0
Information about	Mr. Monteiro is Brazilian and was born on November 30, 1967. He holds a bachelor’s degree in Business Administration from Faculdade de Ciências Políticas e Econômicas do Rio de Janeiro. He also completed a post-graduate degree in Banking at Universidade de São Paulo and a MBA in corporate finance at Fundação Getúlio Vargas. From 2009 to 2011, he served as chief financial officer and investor relations officer at CSN – Companhia Siderúrgica Nacional. Between 2011 and 2014, he was also chief financial officer and investor relations officer of Suzano Papel e Celulose SA. Between 2014 and 2016, he held the position of executive vice president at Graninvestimentos S.A. responsible for finance. In 2017, Mr. Monteiro served as executive vice president at Banco do Brasil S.A. in charge of the finance, investor relations and M&A departments. Currently Mr. Monteiro is the vice president executive officer and head of the private banking segment of Santander Brasil.
Main professional experiences during the last 5 years, indicating:
Name and activity sector of the company
Position occupied
If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer
Indication of all management positions held by other companies or organizations in the third sector
Other position or occupation on the company	Executive Vice President Officer
Description of any of the following events that have occurred during the last 5 years.	Mr. Alberto Monteiro de Queiroz Netto declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	José Roberto Machado Filho
Date of Birth	08/25/1968
Profession	Engineer
CPF or passport number	116.001.028-59
Position occupied	Effective Member of the Fiscal Council
Election date	12/17/2021
Investiture date	After approval of the election process by the Brazilian Central Bank
Term of office	OGM of 2022
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	N/A
Number of consecutive terms	0
Information about	Mr. Machado is Brazilian, born on August 25, 1968. He holds a bachelor's degree in Electrical Engineering from the Faculty of Industrial Engineering (FEI) of São Paulo and a Master's degree in Business Administration, Economics and Finance from the University of São Paulo. Mr. Machado was an engineer at Keumkang Limited from 1990 to 1991, foreign exchange manager from 1992 to 1995 and manager of trading desk for emerging markets from 1992 to 1996 at Banco CCF Brasil SA He was also an executive director of Banco Rabobank Internacional Brasil SA of 1998 to 2003 and was executive director of Banco Real from 2003 to 2009. He was also a member of the management of Banco Santander (Brasil) SA until April 2020. He is currently a member of the Board of Directors at Heluz, Can TeraMed | OnixCann and Bright Cities.
Main professional experiences during the last 5 years, indicating:
Name and activity sector of the company
Position occupied
If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer
Indication of all management positions held by other companies or organizations in the third sector
Other position or occupation on the company	N/A
Description of any of the following events that have occurred during the last 5 years.	Mr. José Roberto Machado Filho declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

Name	Cassia Maria Matsuno Chibante
Date of Birth	05/19/1978
Profession	Banker
CPF or passport number	289.400.948-83
Position occupied	Effective Member of the Fiscal Council
Election date	12/17/2021
Investiture date	After approval of the election process by the Brazilian Central Bank
Term of office	OGM of 2022
Elected by the controller	Yes
If is an independent member and, if so, what was the criterion used by the issuer to determine the independence	N/A
Number of consecutive terms	0
Information about	Ms. Matsuno is Brazilian, born on May 19, 1978. She holds a Bachelor's Degree in Law from the University of São Paulo (USP) and a Bachelor's Degree in Business Administration from Fundação Getúlio Vargas, she also has an MBA in Finance from IBMEC. Ms. Matsuno was a manager in the area of direct taxes at Arthur Andersen / Deloitte Touche Tohmatsu from 1999 to 2004. From 2004 to 2016 she was superintendent of finance at Banco Santander (Brasil) S.A., with a focus on the area of tax planning. From 2016 to 2018 she acted as superintendent of the corporate development area of Banco Santander (Brasil) S.A .. In 2018 she became the superintendent of strategy and market analysis at Banco Santander (Brasil) S.A.
Main professional experiences during the last 5 years, indicating:
Name and activity sector of the company
Position occupied
If the company is (i) part of the economic group of the issuer or (ii) controlled by a shareholder of the issuer that holds an interest, direct or indirect, equal or higher than 5% of the same class or type of a security of the issuer
Indication of all management positions held by other companies or organizations in the third sector
Other position or occupation on the company	N/A
Description of any of the following events that have occurred during the last 5 years.	Mrs. Cassia Maria Matsuno Chibante declares that he has not suffered any criminal conviction, conviction in an administrative proceeding of the CVM, or a final and unappealable conviction, in the judicial or administrative sphere, that has suspended or disqualified him for practicing any professional or commercial activity.

12.9. Report the existence of a marital relationship, stable union or kinship up to the second degree between:

a. issuer administrators

It does not apply, since there is no relationship between such persons.

b. (i) administrators of the issuer and (ii) administrators of subsidiaries, direct or indirect, of the issuer

It does not apply, since there is no relationship between such persons.

c. (i) administrators of the issuer or its subsidiaries, direct or indirect and (ii) direct or indirect controllers of the issuer

It does not apply, since there is no relationship between such persons.

d. (i) directors of the issuer and (ii) directors of the issuer's direct and indirect parent companies

It does not apply, since there is no relationship between such persons.

12.10. Inform about subordination, service or control relationships maintained in the last 3 fiscal years between directors of the issuer and:

a. company controlled, directly or indirectly, by the issuer

For information about this item, we request that item 12.9 be consulted.

b. direct or indirect issuer controller

As for the subordination item, Santander Brasil has four (4) members of the Board of Directors who also hold positions in group Santander España, they are: Álvaro Antônio Cardoso de Souza, José Antonio Alvarez Alvarez, José García Cantera and Sergio Agapito Lires Rial.

c. if relevant, supplier, customer, debtor or creditor of the issuer, its subsidiary or controlling or controlled of any of these persons

Consult item 12.9.

[1] The following documents may be presented: (i) General Registration Identity Card (RG); (ii) Foreigner Registration Identity Card (RNE); (iii) Valid passport; (iv) Class Organization Card valid as a civil identity for legal purposes (e.g.: OAB, CRM, CRC, CREA); or (v) National Driver's License (CNH) with photo.

[2] Articles of Incorporation/Organization e Minutes/Instruments of election of legal representatives registered with the competent body.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: November 16, 2021

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer